UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62622/August 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13943

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In the Matter of   :
                                                              :
APPLIED NANOSCIENCE, INC.,   :
AQUACELL TECHNOLOGIES, INC.   :
  (n/k/a GREENCORE TECHNOLOGY, INC.),   :
AQUACELL WATER, INC.   :   ORDER MAKING FINDINGS AND
  (n/k/a BELIEVING TODAY, INC.),   :   REVOKING BY DEFAULT
AQUAPRO CORP.,   :   REGISTRATION OF
ASIA ELECTRONICS HOLDING CO., INC.,   :   ASIA ELECTRONICS HOLDING CO., INC.
ASIAN STAR DEVELOPMENT, INC.,   :
ASSOCIATED GOLF MANAGEMENT, INC.,   :
  (n/k/a DELTA MINING &   :
  EXPLORATION CORP.) and   :
AVASOFT, INC.   :

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SUMMARY

This Order revokes the registration of the registered securities of Asia Electronics Holding Co., Inc. (Asia Electronics).[1] The revocation is based on the company's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 17, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Asia Electronics is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Asia Electronics was served with the OIP on July

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[1] The proceeding has ended as to Applied Nanoscience, Inc., Aquacell Technologies, Inc. (n/k/a GreenCore Technology, Inc.), AquaPro Corp., Asian Star Development, Inc., and Avasoft, Inc. Applied Nanoscience, Inc., Exchange Act Release Nos. 62481 (July 12, 2010), 62559 (July 23, 2010). Aquacell Water, Inc. (n/k/a Believing Today, Inc.), and Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.), filed Answers to the Order Instituting Proceedings and remain in the proceeding.

13, 2010.[2] To date, Asia Electronics has not filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, it has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, it is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Asia Electronics, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Asia Electronics (CIK No. 1041651)[3] is a British Virgin Islands corporation located in Road Town, Tortola, British Virgin Islands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended December 31, 1997. As of June 8, 2010, the company's stock (symbol "AEHZF") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-16.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

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[2] Asia Electronics is a British Virgin Islands (BVI) corporation, and the address listed in its last filing with the Commission was care of its BVI registered agent, which received a copy of the OIP on that date. This service is in accordance with 17 C.F.R. § 201.141(a)(2)(iv) and the BVI International Business Companies Act.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Asia Electronics Holding Co., Inc., IS REVOKED.
.

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Carol Fox Foelak
Administrative Law Judge